UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39859

Kuke Music Holding Limited

Building 96

4 San Jian Fang South Block

Chaoyang District, Beijing 100024

People's Republic of China

+86-010-6561 0392

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Kuke Music Holding Limited (the “Company”), a leading classical music service platform in China with approximately 3 million audio and video music tracks, today announced that Mr. Hoi Tung Chan, has tendered his resignation as the chief financial officer of the Company for personal reasons, effective immediately. Mr. Chan will be working closely with management to achieve a smooth transition, and will stay on as a consultant of the company.

Mr. Xiao Ruojun, who joined the company in February 2023, will take over Mr. Chan’s role and serve as the Financial Vice President of the Company. Mr. Xiao is a Chartered Professional Accountant (CPA) and has over 20 years of financial management working experience. Mr. Xiao has worked in financial management roles at various companies, such as MCCS Group Shanghai, Glorious Property and Sichuan Tianfu Bank, etc. Mr. Xiao received an associate’s degree in accounting from University of Shanghai for Science and Technology in 1996.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ He Yu
	Name:	He Yu
	Title:	Chief Executive Officer
	Date:	May 12, 2023

2